Squire Patton Boggs (US) LLP 2000 Huntington Center 41 South High Street Columbus, Ohio 43215 O +1 614 365 2700 F +1 614 365 2499 squirepattonboggs.com

November 12, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Williamson

Re:	Oxford Resource Partners, LP

Preliminary Proxy Statement on Schedule

14A Filed October 24, 2014

File No. 001-34815

Dear Mr. Williamson:

On behalf of Oxford Resource Partners, LP (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), made in a letter dated November 6, 2014, relating to the Partnership’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34815) filed with the Commission on October 24, 2014 (the “Preliminary Proxy Statement”). This response letter has been filed on EDGAR, and three courtesy copies have been sent by Federal Express.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. Capitalized terms not defined herein have the meanings given to them in the Preliminary Proxy Statement.

Schedule 14A

1.

We note proposal one seeks approval of amendments to your Limited Partnership Agreement to, among other matters, effect a reverse split of your units, eliminate the current cumulative common unit arrearages and the concept of arrearages, reset your minimum quarterly distribution, convert your subordinated units into liquidation units, and restructure your incentive distribution rights. Please tell us how you considered

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Rule 14a-4(a)(3) and its requirement to present clearly each matter to be acted upon. Alternatively, please revise to unbundle multiple matters included in your proposal, as appropriate. For guidance, consider our Compliance and Disclosure Interpretations, including Questions 101.01 and 101.02, available at
http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm and the September 2004 Supplement to the Manual of Publicly Available Telephone Interpretations, available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

The Partnership acknowledges the Staff’s comment regarding whether each noted change to the Partnership’s Limited Partnership Agreement (the “Partnership Agreement”) contemplated by the amended and restated Partnership Agreement (the “Amended and Restated Partnership Agreement”) should be unbundled. However, given the unique nature of the transactions described in the Preliminary Proxy Statement, the Partnership does not believe that the changes contemplated by the Amended and Restated Partnership Agreement (the “Amendment Proposal”) should be unbundled under Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 14a-4(a)(3) under the Exchange Act provides that a form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by securityholders.” The purpose of the unbundling rule of Rule 14a-4(a)(3) is to permit unitholders to communicate their views on each of the matters put to a vote, and not to be compelled to approve parts of packaged matters they might not approve if presented independently.

The changes contemplated in the Amendment Proposal to be submitted for approval by the Partnership’s unitholders are being implemented to facilitate the transactions contemplated in the Contribution Agreement and the Purchase Agreement (as described in the Preliminary Proxy Statement). The Amended and Restated Partnership Agreement will only become effective upon the closing of all of the transactions described in the Preliminary Proxy Statement. As such, it is the Amended and Restated Partnership Agreement in its entirety that is the operative matter for the Partnership’s unitholders to approve. Accordingly, the Partnership believes that the Amendment Proposal comprises a single matter.

The Partnership specifically notes that approval of all of the proposed changes detailed in the Amendment Proposal is necessary for the transactions contemplated by the Contribution Agreement and the Purchase Agreement to be consummated. As a result, the Partnership submits that all of these changes to the Partnership Agreement, as reflected in the Amended and Restated Partnership Agreement, are inextricably intertwined components, and not a series of related but separate matters that the unitholders are being asked to approve; the transactions contemplated with Westmoreland would not occur without the full modification of the Partnership Agreement as reflected in the Amended and Restated Partnership Agreement including the reverse split of our units, the elimination of the current cumulative common unit arrearages and the concept of arrearages, the reset of our minimum quarterly distribution, conversion of our subordinated units into liquidation units, and the restructuring of our incentive distribution rights. The board of directors of the Partnership’s general partner will not implement any individual change included in the

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Amendment Proposal unless all of the changes are approved. As such, the individual components of the Amendment Proposal cannot be considered or viewed in isolation.

In addition, the Partnership notes that the board of directors of the Partnership’s general partner is permitted under the Partnership Agreement to amend Section 5.9 (relating to the 12-to-1 reverse split) without unitholder approval. The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), provides guidance on the application of Rule 14a-4(a)(3). In that interpretation, the Staff states: “The application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors be unbundled.” As a result and consistent with this interpretation, the Partnership respectfully submits that the change to Section 5.9 should not be required to be unbundled from the other proposed modifications to the Partnership Agreement as reflected in the Amended and Restated Partnership Agreement because it can be approved by the board of directors of the Partnership’s general partner without unitholder approval. Moreover, since the reverse split could be effected without unitholder approval, even if considered a separate matter, it is not material. In the interpretation the staff noted that matters that are not material do not have to be unbundled.

Further, the Partnership notes that all of the remaining proposed changes that the Staff recited are also inextricably intertwined as to effectively constitute a single matter since they all relate to distributions by the Partnership. These changes address the pool of units that share in distributions (the conversion of subordinated units into liquidation units eliminates the subordinated units as units sharing in the distributions), the elimination of a distribution concept rendered unnecessary by the conversion of the subordinated units (the elimination of the common units arrearages provisions which existed principally for the purpose of favoring and protecting the common units over the subordinated units as to distributions up to the amount of the minimum quarterly distribution), and the way in which the common units will share in distributions (the establishment of the new minimum quarterly distribution for the benefit of the common unitholders and the corresponding restructuring of the incentive distribution rights for the general partner). To separate these changes into separate matters would ignore the manner in which they are inextricably intertwined and the economics associated with them on a linked basis that must be achieved in order for the transactions contemplated by the Contribution Agreement and the Purchase Agreement to be consummated.

The Partnership also would ask the Staff to consider a recent transaction where unbundling under similar circumstances was not required. In the definitive proxy statement dated July 28, 2011 filed by Blueknight Energy Partners, a proposal regarding amendments to its limited partnership agreement as part of a restructuring similar to the one proposed by the Partnership was not unbundled.

This transaction seems to recognize that amendments to an agreement which are required to facilitate a transaction and without which the transaction cannot be completed should not be unbundled. The policy reflected in Rule 14a-4(a)(3) should not be applied to cause unbundling of the Amendment Proposal. The unitholders must approve the entire Amended and Restated Partnership Agreement in order for the transactions beneficial to them and critical for the future of the Partnership to be completed. No useful purpose would be served by permitting the unitholders to express their views on which changes they approve and which ones they do not approve. Disapproval of any particular change would prevent the transactions from closing. Accordingly, unbundling of the Amendment Proposal would create unnecessary confusion without any benefit to the unitholders.

2.	Please tell us how you considered Item 14(a)(3) of Schedule 14A as it relates to the contribution of the Kemmerer Mine. In this regard, please tell us why pro-forma financial statements and/or mine-specific disclosures and financial statements are not included in your filing. Please respond in necessary detail sufficient to allow us to follow your analysis citing appropriate authority, where applicable.

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In response to the Staff’s comment regarding Item 14(a)(3) of Schedule 14A, the Partnership states that it carefully considered Item 14(a)(3) and respectfully submits that the mere contribution of certain fee simple interests in coal reserves and surface lands does not constitute an acquisition of a going business or the assets of a going business as referenced in Item 14(a)(3).

The Partnership notes that the contribution is not, as the comment indicates, of the Kemmerer Mine, but of certain select fee simple interests in coal reserves and surface lands within the mining operation known as the Kemmerer Mine. This distinction is important as the contributed fee simple interests in coal reserves are a portion of the total coal reserves at the Kemmerer Mine and do not include any of the mining operations with respect to the reserves, and, as detailed below, such contributed fee interests are not a “business” for purposes of Item 14(a)(3). In fact, the acquisition of interests in coal reserves is a regular and ordinary activity of the Partnership as part of the operation of its business in the ordinary course.

The definition of a “business” under Item 14(a)(3) is found in Regulation S-X Rule 11-01(d) (17 C.F.R. 210.11-01(d)) which says:

[T]he term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

1.	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

2.	Whether any of the following attributes remain with the component after the transaction:

(i)	Physical facilities,

(ii)	Employee base,

(iii)	Market distribution system,

(iv)	Sales force,

(v)	Customer base,

(vi)	Operating rights,

(vii)	Production techniques, or

(viii)	Trade names

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Applying Rule 11-01(d)(1) to the transaction contemplated by the Contribution Agreement, the ongoing operations of the Kemmerer Mine as an entity will not be transferred to the Partnership. Only a component of those operations (the rights to the revenue generated by the lease back of the coal reserves) is effectively being transferred. None of the attributes identified in Rule 11-01(d) are applicable to this transaction since none of them will remain with the component after the contribution. The fee simple interest in the coal reserves is only one part of a much larger mining operation, the Kemmerer Mine, which will be retained in almost its entirety by Westmoreland. Further, even to the extent assets are being contributed, under the terms of the Contribution Agreement those assets are immediately being leased back to Westmoreland in exchange for a royalty payment. As noted above, the Partnership regularly acquires coal reserves as part of the ordinary course operation of its business and the acquisition by contribution of these coal reserves is no different. There is no justification for considering the contribution of the coal reserves and the resulting royalty payment a “business” within the meaning of Item 14(a)(3).

Cash Distribution Policy Before and After the Effectiveness of the Amended and Restated Partnership Agreement and Related Transactions, page 31

3.	On page 44 you state that, as a result of the asset contribution and other contemplated transactions “[you] will be able to resume quarterly distribution of $.2000 per common unit beginning with the first quarter following closing of the transactions.” Previously you suspended your quarterly distributions in order to preserve your liquidity. Elsewhere in your document you claim that, absent these transactions, you would likely receive a going-concern opinion from your auditor. Please revise your disclosure to provide the reasonable basis supporting your belief that you will be able make distributions at this level. Your revised disclosure should include information, as necessary, to enable investors to understand the likelihood that you will be able to make, and continue to make, this distribution over the next year.

Where You Can Find More Information, page 93

4.	Please provide us with an analysis supporting your ability to incorporate by reference; alternatively, please revise as appropriate.

In response to the Staff’s comment, the Partnership will delete the section captioned “Where You Can Find Information” so that there will be no reference to periodic reports filed by the Partnership with the SEC and no incorporation by reference of such reports in the definitive proxy statement. The Partnership has determined that all requisite disclosures required by Schedule 14A are being included as appropriate rather than being incorporated by reference.

* * * * *

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In response to the above-comments, the Partnership hereby acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff. As previously discussed, it is critical for the Partnership to resolve the above comments as soon as possible so as to be able to proceed with its special unitholder meeting and complete the contemplated transactions before year end.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions regarding this response letter to the undersigned at (614) 365-2759 or aaron.seamon@squirepb.com.

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

cc:	Daniel M. Maher, Oxford Resource Partners, LP

Annex A

It is anticipated that, following the consummation of the transactions contemplated by the Purchase Agreement and the Contribution Agreement, we will be able to resume quarterly distributions of $0.2000 per common unit beginning with the first full quarter following closing of the transactions. Assuming closing of the transactions by the end of 2014, the projections demonstrating support for resumption of the quarterly distributions at that level for 2015 is provided by the following pro forma presentation of distributable cash flow:

In millions except LP coverage ratio and Projected LP distribution/unit	2015P
Projected pro forma Adjusted EBITDA (1)	$49.4

Less: reserve replacement expenditures	(0.3)
Less: maintenance capital expenditures	(18.7)
Less: reclamation and mine closure cash payments	(7.9)
Less: pro forma interest expense (2)	(16.5)

Total Projected Distributable Cash Flow	6.0
Less: GP ownership interest	—

LP Distributable Cash Flow	$6.0

LP coverage ratio	1.3x
Projected LP distributions	4.7
LP units outstanding for distributions (3)	5.9
Projected LP distribution/unit (4)	$0.80

(1)	Reflects improvement in Adjusted EBITDA due to the addition of coal mining lease royalties and anticipated SG&A savings.
(2)	Reflects reduced interest expense that would result from refinancing Oxford’s existing debt arrangements on the terms provided in the commitment letter.
(3)	Reflects adjustments to the outstanding number of units sharing in distributions resulting from the combination of the 12-to-1 reverse split, the 25% common unit dividend for the public unitholders, the conversion of the subordinated units to liquidation units no longer sharing in distributions and the issuance of common units pursuant to the Contribution Agreement.
(4)	Reflects the elimination of cumulative common unit arrearages and the temporary suspension of incentive distribution rights.